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                UNITED STATES                      -----------------------------
      SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
            WASHINGTON, D.C. 20549                 -----------------------------
                                                   OMB NUMBER:         3235-0058
                 FORM 12b-25                       Expires:        June 30, 1994
                                                   Estimated average burden
         NOTIFICATION OF LATE FILING               hours per response.......2.50
                                                   -----------------------------
                                                          SEC FILE NUMBER
(Check One):      Form 10-K     Form 20-F                     0-18309
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                                                            CUSIP NUMBER
    Form 11-K   X Form 10-Q     Form N-SAR                  568240-20-4
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          For Period Ended:   June 30, 1995
          [  ]  Transition Report on Form 10-K
          [  ]  Transition Report on Form 20-F
          [  ]  Transition Report on Form 11-K
          [  ]  Transition Report on Form 10-Q
          [  ]  Transition Report on Form N-SAR
          For the Transition Period Ended:   _________________________________

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            Read Instruction (on back page) Before Preparing Form.
                            Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant

     MARINE DRILLING COMPANIES, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

     ONE SUGAR CREEK CENTER BLVD., SUITE 600, SUGAR LAND, TEXAS 77478-3556
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

        (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  ---   (b)     The subject annual report, semi-annual report, transition
   X            report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
  ---           thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)     The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     SEE ATTACHMENT                        (ATTACH EXTRA SHEETS IF NEEDED)
                                                          SEC 1344 (11-91)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joan R. Smith, Vice President/Controller     (713)          243-3000
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                      (Name)                   (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the  Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the preceding 12 months (or for such shorter period
     that the registrant was required to file such reports)
     been filed? If answer is no, identify report(s).          [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Marine Drilling Companies, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        August 14, 1995        By   /s/  Joan R. Smith
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                                      Joan R. Smith, Vice President/Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representive. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

  ________________________________ATTENTION_________________________________
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
  __________________________________________________________________________

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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                              ATTACHMENT TO SEC
                                 FORM 12b-25
                   NOTIFICATION OF LATE FILING OF FORM 10-Q
                        FOR THE QUARTER ENDED 06/30/95

              Registrant:  Marine Drilling Companies, Inc.
                           File No. 0-18309
                           Cusip No. 568240-20-4


PART III - NARRATIVE

     The Company requires more time to complete Item 2. "Management's Discussion and Analysis of Financial Condition and Results of Operations" due to possible changes in the Company's 1995 capital expenditure program.

PART IV - OTHER INFORMATION - ITEM (3)

     The Company's net income (loss) applicable to common shareholders for the quarter ended June 30, 1995 was $(1,757,000) compared to a net income for the same period in 1994 of $1,104,000. The decrease in net income in 1995 was primarily a result of the following factors -- (i) a decrease in utilization from 75% during the 1994 period to 62% during 1995 and (ii) a 13% decrease in average day rates from $19,212 to $16,621.